United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press release

Vale announces shareholder remuneration and new share buyback program

Rio de Janeiro, October 26th, 2023 – Vale S.A. ("Vale" or "Company") informs that its Board of Directors has approved, on this date, the distribution of earnings to shareholders and a new program for the repurchase of Vale's common shares.

Remuneration to shareholders

The distribution of earnings to shareholders includes the gross amount of R$ 2.331661567 per share, with R$1.565890809 per share as dividends and R$0.765770758 per share as interest on capital. The amount distributed is in line with the Company's Shareholder Remuneration Policy and will be declared based on the profit determined in the balance sheet of September 30th, 2023, referring to the anticipation of the appropriation of the 2023 result.

Remuneration will be paid on December 1st, 2023, and shareholders will be entitled to it as per the following criteria:

1.	The cutoff date for holders of Vale common shares traded on B3 is November 21st, 2023, and the record date for holders of American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") is November 24th, 2023.

2.	Vale's common shares will be traded ex-dividend on B3 and NYSE as of November 22nd, 2023.

3.	ADR holders will receive payment through Citibank N.A., the ADR depositary agent, as of December 8th, 2023.

The amount of proceeds per share may vary slightly until the cut-off date due to the share buyback program, which impacts the number of shares held in treasury. In this case, the Company will issue a Notice to Shareholders informing the final amount per share.

New share buyback program

The new buyback program provides for the acquisition of up to 150 million common shares and their respective ADRs, representing around 3.5% of the number of outstanding shares, based on the current shareholding position. The term of the new program is 18 months, starting from the end of the current program¹, which expires on October 27th, 2023, with the accumulated acquisition of 360,324,179 shares², which will be subject to future cancellation.

The buyback program complies with Brazilian capital market regulations, with implementation on the stock exchanges at market prices. Additional information can be found in Annex G of CVM Resolution 80/2022, recorded with the Brazilian Securities Commission.

[1] According to the press release disclosed on April 27th, 2022.

² Observing the acquisition of up to 500 million shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 26, 2023		Director of Investor Relations